Exhibit 1.01

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 Mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Generates Net Income Attributable to Controlling Interest (c)
or Net Income of (U.S.)$7.9 million in First Quarter of 2009

CDC Corporation Makes Significant Progress on Strategic Growth Initiatives

HONG KONG, ATLANTA, May 12, 2009 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, today announced financial results for the quarter ended March 31, 2009. For the first quarter of 2009, revenues and Adjusted EBITDA (a) from continuing operations (b), were (U.S.)$79.0 million and (U.S.)$6.7 million, respectively. This compares to revenue and Adjusted EBITDA of (U.S.)$98.2 million and (U.S.)$0.9 million, respectively, for the first quarter of 2008. During the first quarter of 2009, the effects of currency exchange rate fluctuations had a negative impact on the company’s revenues of approximately (U.S.)$7.3 million. CDC Corporation reported net income (c) from continuing operations, or net income, of (U.S.)$7.9 million for the first quarter of 2009, compared to a net loss from continuing operations of (U.S.)$8.4 million, for the first quarter of 2008.

In the first quarter of 2009, CDC Corporation also recorded operating cash flows of (U.S.)$2.1 million compared to (U.S.)$5.3 million in operating cash flows in the first quarter of 2008, marking six consecutive quarters of cash generated from operations.

According to Thomson Financial First Call, Wall Street consensus estimates for CDC Corporation’s Adjusted EBITDA for the first quarter of 2009 were expected to be (U.S.)$5.1 million. With Adjusted EBITDA of (U.S.)$6.7 million in the first quarter of 2009, this marks the sixth consecutive quarter where CDC Corporation has reported quarterly Adjusted EBITDA that has exceeded Wall Street consensus estimates.

“Despite lower revenues as a result of the extremely difficult global economic environment, as well as a negative impact from currency fluctuations, we were pleased to post a positive net income and once again exceed Wall Street Adjusted EBITDA expectations for the quarter,” said Peter Yip, CEO of CDC Corporation. “Our proactive strategies of focusing on right-sizing, improving operational efficiencies, and leveraging our offshore product engineering centers in India and China, have helped us to exceed Wall Street consensus Adjusted EBITDA estimates for the last six quarters, despite the severe economic downturn.”

“In addition, in the first quarter of 2009, our revenues were impacted by traditional seasonality in the software, services and games businesses. As discussed in our last earnings call, we believe CDC Games was particularly affected by many gamers suspending play and awaiting the launch of Yulgang 3.0, which occurred in late March 2009. Evaluating the first six weeks of the second quarter of this year, compared to that same period during the first quarter of 2009, we have seen a substantial uptick in revenue at CDC Games, and have also seen a healthy increase in license bookings and the pipeline of sales opportunities at CDC Software.”

Balance Sheet and Convertible Debentures Update

The company’s balance sheet set forth herein, which is dated as of March 31, 2009, reflects a significant amount of purchasing activity of the company’s 3.75 Percent Senior Exchangeable Convertible Notes Due 2011 (Notes). An affiliate of the company purchased, or entered into agreements to purchase, an aggregate of $83.0 million in face value during the first quarter of 2009. As previously announced, the company was able to accomplish these Note purchases by utilizing a combination of its own internal cash, cash generated from operations and refinancing, with no dilution of shareholder equity resulting from these transactions. Nonetheless, the company’s balance sheet remained strong, with Non-GAAP Cash and Cash Equivalents (a) of (U.S.)$137.8 million as of March 31, 2009.

As of May 12, 2009, an affiliate of CDC Corporation has purchased, or entered into agreements to purchase, an aggregate of approximately 75 percent of the original (U.S.)$168 million of face value of Notes, from all 11 of its separate Note holders. Two of the 11 Note holders still own a portion of their Notes. The total of all purchases that have closed, and upon completion of those that are under agreement, which are subject to certain closing conditions and expected to close no later than August 15, 2009, will represent an aggregate of (U.S.)$125.8 million of the face value of the Notes. These purchases have been, on average, purchased at prices below par value. Notably, the company will have saved (U.S.)$39.3 million in potential future interest expense and principal based on the November 2009 put date and (U.S.) $72.0 million in cash payments if the notes had been held until final maturity in November 2011, as a result of these previously-announced purchase transactions, both under contract and closed, with the Notes holders.

Yip continued, “We are very pleased to have reached an agreement with our last remaining convertible debenture holder. We have now reached an amicable agreement with all 11 of our holders for all or part of their respective holdings. We hope to continue to work with the two holders that have a remaining position, and reach resolution shortly.”

Strategic Growth Initiatives

CDC Corporation has three core businesses, CDC Software, a leading global provider of a broad suite of enterprise software applications and services; CDC Global Services, an IT services and consulting business; and CDC Games, which offers online games in China. In the first quarter of 2009, these three core businesses generated aggregate Adjusted EBITDA of (U.S.)$11.9 million, compared to (U.S.)$8.2 million in the first quarter of 2008.

The following table illustrates the results generated by these businesses on a combined basis for the quarters ended March 31, 2008 and 2009:

	2008	2009	Variance
Revenue:	(U.S.)$95.9 million	(U.S.)$76.6 million*	(20%)
Adjusted EBITDA:	(U.S.)$8.2 million	(U.S.)$11.9 million	45%
Adjusted EBITDA Margin:	9%	16%	78%

• Total revenue for the three core businesses for the first quarter of 2009 was (U.S.)$76.6 million. During the first quarter of 2009, the effects of currency exchange rate fluctuations had an aggregate negative impact on the revenues of these three core businesses of approximately (U.S.) $7.3 million. On a constant currency basis, revenues for the first quarter of 2009 would have been (U.S.)$83.9 million.

Based on preliminary numbers, CDC offers the following update on progress so far in the second quarter of 2009:

•	CDC Games has seen a more than 25 percent improvement in revenues in first six weeks of the second quarter of 2009, compared to the first six weeks of the first quarter of 2009.

•	CDC Software has seen a healthy improvement in bookings of license revenue sales in first six weeks of the second quarter of 2009, compared to the first six weeks of the first quarter of 2009. In addition, the pipeline of sales opportunities at CDC Software has considerably improved compared to the first six weeks of the first quarter of 2009.

•	CDC Global Services has a backlog of more than (U.S.)$15.0 million as of the first six weeks of the second quarter of 2009.

According to Yip, “Despite the fact that revenues were down in the first quarter of 2009, we were especially impacted by currency exchange rate fluctuations. On a constant currency basis, we would have seen a 12 percent drop in revenues. Nonetheless, we were pleased with our Adjusted EBITDA growth as a result of proactive measures to strategically realign operations, started more than 12 months ago. In addition, we are pleased that we generated positive net income in the first quarter. In the second quarter of 2009, we have seen an improvement in indicators that we believe lead revenue performance, so far in the quarter to date. As we have stated previously, we remain cautiously optimistic with regard to our long-term prospects during these uncertain economic times.

CDC Corporation Consolidated

•	Total revenue for CDC Corporation in the first quarter of 2009 was (U.S.)$79.0 million, a decrease of 20 percent from (U.S.)$98.2 million in the first quarter of 2008. On a constant currency basis, revenue would have been (U.S.) $86.3 million without the negative impact of currency exchange rate fluctuations.

•	Adjusted EBITDA in the first quarter of 2009 was (U.S.)$6.7 million, an increase of 655 percent from (U.S.)$0.8 million in the first quarter of 2008. The improvement was primarily due to the company’s efforts to strategically realign operations.

Subsidiary Revenue and Operating Metrics Summary

CDC Software (excluding Global Services)

On a standalone basis, CDC Software, the largest of the company’s three core businesses, had the following results for the quarters ended March 31, 2008 and 2009:

	Q1 2008	Q1 2009	Variance

Revenue:	(U.S.)$60.5 million	(U.S.)$50.5 million*	(17%)
Adjusted EBITDA:	(U.S.)$5.3 million	(U.S.)$11.9 million	125%
Adjusted EBITDA Margin:	9%	24%	167%

*Total revenue for CDC Software for the first quarter of 2009 was (U.S.)$50.5 million. During the first quarter of 2009, the effects of currency exchange rate fluctuations had a negative impact on CDC Software’s revenues of approximately (U.S.) $5.1 million. On a constant currency basis, revenues for CDC Software in the first quarter of 2009 would have been (U.S.)$55.6 million, instead of (U.S.)$50.5 million.

Despite lower revenues in the first quarter of 2009 compared to the first quarter of 2008, CDC Software continued to experience significant improvements in Adjusted EBITDA and Adjusted EBITDA margins, primarily due to its efforts to strategically realign operations and position the company as a scalable platform. These adjustments were implemented over the past several quarters.

The company believes that CDC Software has positioned itself as a platform for growth through acquisitions, given its scalable infrastructure. This business and technology platform includes leveraging its global sales and marketing engine, using its lower cost, high quality offshore development centers in India and China, as well as back office support. The company believes this type of infrastructure can promote and facilitate acquisitions and improve operating leverage. As such, CDC has developed a pipeline of acquisition targets which it may pursue in the next several quarters.

For example, CDC has signed a binding term sheet with WKD Solutions, known by the Categoric brand name, and expects that transaction to close in the second quarter. Categoric is a leading provider of supply chain event management and business activity monitoring (BAM) solutions that helps enterprises improve their supply chain visibility and support their governance, risk and compliance requirements.

CDC Software also plans to continue focusing on improving its operating margins by leveraging an offshore model, increasing sales force performance and enhancing maintenance revenue through its win-back program.

During the first quarter of 2009, CDC Software also introduced new products and version upgrades for its core applications that included ERP and Manufacturing Operations Management. Revenue for CDC Software was geographically distributed, with the Americas contributing about 52 percent of the total, and the rest of world contributing about 48 percent.

Further, during the first quarter of 2009, CDC Software added a total of 114 new customers and signed upgrade and expansion agreements with 396 enterprise software customers.  New customers accounted for 20 percent of total software license revenue during the quarter and included: AFP, AXUS, Cooper Tires, Emerson Tools, EXFO Telecom, Intersnack Europe, Lagun Aro, Lenze, Orqua, PDCH, Pfeiffer Vacuum, RIMAC, Studentlitteratur, and Wixon NA.

Repeat business with existing customers accounted for 80 percent of total software license revenue for the quarter. Customers with expanded and repeat business during the quarter included: O-AT-KA Milk Products Coop., Inc., Idemitsu Unitec, Mair Research, Merial et Accor, Norges Gruppe, Pinnacle Foods, RS Components, Terreal, and Vestas Xuzhou.

Recent highlights include:

•	The launch of CDC Factory Express, a manufacturing operations management solution designed specifically for single plant manufacturers.

•	Pivotal CRM 6.0 was named as one of the “Top 15” CRM software packages in the enterprise category for 2009, by ISM Inc., a premier CRM consulting firm. This represents the 13th consecutive appearance in this prestigious listing.

•	The launch of Ross 6.3.2, an ERP solution which helps chemical manufacturers comply with European Union’s REACH regulations.

•	CDC Respond, an enterprise complaint management and feedback solution, was launched in India to help address many of the requirements of India’s Right to Information (RTI) Act.

“CDC Software is optimistic in its prospects for license revenue growth since we have seen an increase in the pipeline of sales opportunities during the first six weeks of the second quarter of 2009 compared to the same period in the first quarter of this year, as well as a healthy increase in license bookings. With our global, scalable platform, we believe we are now well positioned to improve upon operating metrics should the economy improve. Overall, we feel cautiously optimistic about our future,” noted Yip.

CDC Global Services

On a standalone basis, CDC Global Services had the following results for the quarters ended March 31, 2008 and 2009:

	Q1 2008	Q1 2009	Variance

Revenue:	(U.S.)$26.9 million	(U.S.)$19.8 million*	(26%)
Adjusted EBITDA:	(U.S.)$1.1 million	(U.S.)$0.7 million	(36%)
Adjusted EBITDA Margin:	4%	4%	—%

Total revenue for CDC Global Services for the first quarter of 2009 was (U.S.)$19.8 million. During the first quarter of 2009, the effects of currency exchange rate fluctuations had a negative impact on CDC Global Services’ revenues of approximately (U.S.)$2.2 million. On a constant currency basis, revenues for CDC Global Services in the first quarter of 2009 would have been (U.S.)$22.0 million, instead of (U.S.)$19.8 million.

Staff utilization for the quarter was 89 percent, which was essentially flat from the fourth quarter of 2008. The company believes that its staffing utilization rates are higher than industry averages.

CDC Global Services’ offerings include platform-specific services for Microsoft and SAP, as well as project management, IT staffing, managed help desk solutions and a full range of outsourced service offerings. CDC Global Services also provides hardware for data collection and RFID through partnerships. Two key attributes of this business unit include an onshore / offshore delivery model for project work, which helps keep costs low for customers while protecting margins for the company. The other attribute is long-term contracts for managed services, which helps to provide CDC Global Services with a more predictable revenue stream.

Some key wins in the first quarter of 2009 included:

•	A three year, (U.S.)$3.0 million outsourcing contract from a U.K.- based financial services firm.

•	A (U.S.)$1.9 million SAP extended warehouse management implementation contract from a large U.S.- based pharmaceutical company.

•	A (U.S.)$400,000 XPS implementation contract from a U.S. based silicone supplier.

CDC Global Services also plans to look to expand geographically, organically and through acquisitions. The company has recently launched a new Business Process Outsourcing business that has seen steady growth so far with a solid pipeline that includes several multi-year deals.

“Our CDC Global Services business was also impacted by currency exchange rate fluctuations, as well as the overall economic downturn that has put pressure on pricing, and the expiration of a large engagement at the end of 2008,” Yip said.

CDC Games

On a standalone basis, CDC Games had the following results for the quarters ended March 31, 2008 and 2009:

	Q1 2008	Q1 2009	Variance

Revenue:	(U.S.)$8.6 million	(U.S.)$6.3 million(b)	(27%)
Adjusted EBITDA:	(U.S.)$1.8 million	(U.S.)($0.8) million	(144%)
Adjusted EBITDA Margin:	20%	(14%)	(177%)

Total revenue from continuing operations (b) for CDC Games during the first quarter of 2009 was (U.S.)$6.3 million. This represents a decline of approximately 27 percent in revenue from the first quarter of 2008. This decline was primarily driven by several gamers suspending play and awaiting the launch of Yulgang 3.0, which occurred in late March 2009.

Evaluating the first six weeks of the second quarter of this year, compared to that same period during the first quarter of 2009, we have seen an uptick in revenue at CDC Games.

As previously announced, during the first quarter of 2009, CDC Games also launched Lunia, its first massively multiplayer online role-playing action game (MMORPG) based on the popular manga style comic art form, in China.

CDC Games currently has a portfolio of six online games that features diverse styles and appeals to a variety of gaming demographics. CDC Games plans to continue its diversification strategy with the launch of new games this year, and anticipates launching its first domestic game in China in the second quarter of 2009, called TD Online, an MMORPG developed by a local company in China. CDC Games also plans on launching additional domestic games in the China market which we believe will help align the company with market trends currently indicating that domestic online games hold the largest market share in China.

Since CDC Games has continued its diversification and domestic online games strategy, the company believes that it can maintain a relatively stable, recurring and repeatable revenue base. In addition, the company believes it has developed a more cost-effective process for effectively launching games, which includes cross promotion and leveraging a combined base of existing players.

“Since the launch of Yulgang 3.0 in the latter part of Q1 2009, we have seen, to date, strong revenue and expect to report positive Adjusted EBITDA for CDC Games in the second quarter of 2009. We also look forward to several new game launches over the next few quarters,” Yip said.

China.com

Total revenue for China.com from continuing operations(b) during the first quarter of 2009 was $2.4 million, an increase of approximately 9 percent from the first quarter of 2008. This growth was mainly attributable to higher advertising revenues from the automobile, games, and travel vertical channels, as well as from the content enriching community platform.

Also during the quarter, China.com entered into partnerships with several brand companies including Haier, BYD Automobile, Hainan Mazda, Guangzhou Honda, Guangzhou Toyota, Kumho Tires, IBM, as well as Dongfeng Nissan that the company believes will help enrich its automobile clientele in China. During the first quarter, China.com’s portal also received the “Internet Market China 2009 Award” and “Most Influential Interactive Media in the Chinese Internet Industry 2008 Award”.

In May 2009, China.com formed a partnership with the China Customs Department and China Ocean Shipping (Group) Company (COSCO) for the exclusive right to be the sole provider, for six months, in delivering electronic import declaration services.  Under the terms of this agreement, China.com is expected to build a portal for consignees of import sea shipments from the U.S. into China so they can file their import declarations through this website, instead of filing paper applications. China.com intends to charge the consignees a service fee and will have a revenue sharing arrangement with COSCO and other services companies.  China.com currently expects the portal to “go live” in the third quarter of this year.

Concluding Remarks

Yip concluded, “We made the necessary steps over the last 12 months to realign our operations for significant EBITDA expansion, despite the economic downturn. Overall, we are pleased to have generated net income for Q1 2009 and have Adjusted EBITDA and Adjusted EBITDA margin that not only showed a substantial increase, but also exceeded analyst expectations despite a drop in revenue. Furthermore, we have made significant accomplishments in reducing debt by purchasing a substantial amount of our convertible notes from all our note holders. We are also making exciting progress in pursuing strategic growth alternatives for the company.  In addition, CDC Games expects to launch some exciting new online games this year, including our first domestic game in China.

“We believe that executing our strategy to improve cost management, streamlining operations, reducing debt and pursuing a variety of strategic growth opportunities should not only strengthen our balance sheet, but also ultimately help to unlock shareholder value.  Despite the lower revenues as a result of the difficult economic conditions, we remain cautiously optimistic with regard to our long-term prospects since we believe we now have the optimal business and technology platform in place. Furthermore, if we do see an improvement in the economy, we believe we are well positioned to take advantage of the opportunities.”

Conference Call

The company’s senior management will host a conference call for financial analysts and investors, today, May 12, 2009 at 8:30 am EST.

USA-based Toll Free Number: +1-(888) 603-6873
International: +1 973 582 2706
Pass code: 98088456
Call Leader: Monish Bahl

This call is being webcast by CCBN and can be accessed at CDC Corporation’s corporate web site at www.cdccorporation.net.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until May 26, 2009. U.S. based Toll Free Number: +1 800 642 1687, U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #: 98088456

(a) Adjusted Financial Measures

This press release includes Adjusted EBITDA from continuing operations and Non-GAAP Cash and Cash Equivalents, which are not prepared in accordance with GAAP (collectively, the “Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share and cash and cash equivalents prepared under generally accepted accounting principles in the United States (“GAAP”). These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b) Adjustment for Discontinued Businesses

During the first and fourth quarter of 2008, the mobile value added business of China.com and operations of CDC Games International, respectively, were discontinued. The operations of CDC Games International, a subsidiary of CDC Games Corporation, included operations in the U.S., Japan and Korea. All historical results related to these two businesses have been included in discontinued operations.

(c) SFAS 160 Adoption

As of January 2009, the company adopted SFAS 160, Non-controlling Interests in Consolidated Financial Statements. After the adoption of SFAS 160, net income (loss) is now referred to as net income (loss) attributable to controlling interest on the consolidated statement of operations.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software solutions and services designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes:  CDC Factory (Enterprise Manufacturing Intelligence)), Ross ERP (enterprise resource planning) and SCM (supply chain management), e-M-Power (discrete manufacturing), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software offers a comprehensive portfolio of services that span the life cycle of its software applications. For more information, please visit www.cdcsoftware.com.

About CDC Global Services

CDC Global Services, a business unit of CDC Corporation, provides IT consulting services, including platform-specific services for Microsoft and SAP, as well as project management, IT staffing, managed help desk solutions and a full range of outsourced service offerings. CDC Global Services provides hardware for data collection and RFID, through partnerships with some of the industry’s most reputable vendors. CDC Global Services customers benefit from streamlined vendor management and the ability to control project costs, while being able to access the right IT resources through a singular point of contact. For more information on CDC Global Services, visit: www.cdcglobalservices.com..

About CDC Games

CDC Games is a market leader in online and mobile games in China with more than 160 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force.  Currently, CDC Games offers six popular MMO online games in China that include: Digimon RPG, Special Force, Yulgang, Shaiya, Lunia, and Eve Online. For more information on CDC Games, visit: www.cdcgames.net

About China.com Inc.

China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the first company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices

Cautionary Note Regarding Forward-Looking Statements [to be revised further by legal]
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about our business and financial decisions and the benefits and effects thereof, our beliefs about our products and games, as well as the characteristics and potential benefits and uses thereof, our expectations regarding our ability to continue to generate positive cash flows from operations, our beliefs regarding our current and future strategic, business and financial position, including the sufficiency of our cash and cash equivalents, our beliefs about the continuation of, and any possible results of, our discussions with holders of our convertible notes and communications relating thereto, our expectations about the performance of our management team and the continued service of any member thereof, our intentions with respect to and expectations about improvements in certain financial measures at CDC Software including DSOs (days sales outstanding) and margins, our beliefs regarding the continuation of sales trends for certain CDC Software products, the recurring nature of certain revenue streams and the potential benefits of certain of our products to users, our beliefs regarding customer implementations, our beliefs about future online games offerings at CDC Games and the timing thereof, our beliefs about the nature of revenues, the benefits of the diversification strategy and games launching process at CDC Games, our beliefs regarding China.com’s business and the factors influencing it, our beliefs regarding the value of our stock, our beliefs regarding future and continued improvement in our profitability, our beliefs regarding the composition of our revenues and the recurring or non-recurring nature thereof, our beliefs regarding the ability of our products to perform well in challenging economic conditions, our beliefs regarding the perceptions and beliefs of our target markets and the continuation of any tends we may see or have seen, our beliefs regarding the strategic position and utility of our products as well as any returns on investment that may be recognized by of our customers, our beliefs regarding our franchise partners, the franchise partner program and the continued utility thereof, our beliefs regarding the development of a stable, repeatable and recurring revenue base, our beliefs regarding China.com’s brand recognition in China, the growth of online advertising in China, and strategic partnerships in China, and the effects and benefits thereof, our beliefs about our cash position, our efforts with respect to continued cost-savings and our beliefs regarding our marketing, financial, business and competitive position and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (n) risks associated with our convertible debt; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2007 on Form 20-F filed on June 30, 2008 and amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

CDC Corporation
Unaudited Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars except share and per share data)

	December 31, 2008	March 31, 2009
ASSETS
Current assets:
Cash	$165,693	$103,786
Restricted cash	4,275	4,260
Accounts receivable (net of allowance of $8,304 and $7,401 at December 31, 2007 and March 31, 2009, respectively)	72,834	67,267
Available-for-sale securities	33,428	17,165
Deferred tax assets	7,768	7,782
Prepayments and other current assets	11,944	12,230

Total current assets	295,942	212,490
Property and equipment, net	15,392	14,171
Goodwill	158,119	157,563
Intangible assets , net	108,334	102,408
Available-for-sale securities	11,797	12,599
Investments under cost method	10,517	10,634
Deferred tax assets	41,261	41,134
Other assets	5,168	4,449

Total assets	$646,530	$555,448

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$21,397	$24,119
Purchase consideration payables	628	419
Income tax payable	4,138	6,976
Accrued liabilities	44,970	38,936
Restructuring accruals, current portion	2,026	1,480
Short-term bank loans	8,265	12,611
Convertible notes	160,961	81,363
Derivatives of convertible notes	41,189	25,233
Deferred revenue	61,977	58,814
Deferred tax liabilities	438	388

Total current liabilities	345,989	250,339
Deferred tax liabilities	27,624	27,597
Long-term debt	—	8,000
Restructuring accruals, net of current portion	239	32
Other liabilities	12,850	12,920

Total liabilities	386,702	298,888
Contingencies and commitments
Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 118,103,289 and 118,306,380 shares issued as of December 31, 106,999,640 and 106,095,899 shares outstanding as of December 31, 2007	28	28
Additional paid-in capital	722,890	724,123
Common stock held in treasury; 11,103,649 and 12,210,481 shares at December 31, 2007 and March 31, 2009, respectively	(56,118)	(57,080)
Accumulated deficit	(441,128)	(433,254)
Accumulated other comprehensive income	16,623	15,800

Total parent shareholders’ equity	242,295	249,617

Noncontrolling interest	17,533	6,943

Total equity	259,828	256,560

Total liabilities and shareholders’ equity	$646,530	$555,448

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended March 31,
	2008	2009
REVENUE:
Software	$60,461	$50,521
Global Services	26,884	19,830
CDC Games	8,563	6,259
China.com	2,245	2,400

Total revenue	98,153	79,010
COST OF REVENUE:
Software	(28,015)	(24,176)
Global Services	(21,056)	(16,203)
CDC Games	(5,574)	(5,305)
China.com	(1,126)	(1,209)

Total cost of revenue	(55,771)	(46,893)

Gross profit	42,382	32,117
Gross margin %	43%	41%
OPERATING EXPENSES:
Sales and marketing expenses	(19,467)	(11,304)
Research and development expenses	(6,034)	(4,531)
General and administrative expenses	(21,161)	(17,115)
Amortization expenses	(3,263)	(1,967)
Restructuring and other charges	(266)	(660)

Total operating expenses	(50,191)	(35,577)

Operating loss from continuing operations	(7,809)	(3,460)
Operating margin %	-8%	-4%
Other income (loss), net	(167)	15,324

Income (loss) before income taxes	(7,976)	11,864
Income tax expense	(450)	(3,947)

Income (loss) from continuing operations	(8,426)	7,917
Loss from operations of discontinued subsidiaries	(3,113)	(203)

Net income (loss) in consolidated subsidiaries	(11,539)	7,714
Net income (loss) attributable to noncontrolling interest	(345)	160

Net income (loss) attributable to controlling interest[1]	$(11,884)	$7,874

Basic and diluted earnings (loss) per share from continuing operations	$(0.08)	$0.07

Basic and diluted earnings (loss) per share attributable to controlling interest	$(0.11)	$0.07

Weighted average number of shares – basic	108,144,141	106,887,953
Weighted average number of shares – diluted	108,144,141	106,897,819

[1]	Effective January 2009, the Company adopted SFAS 160, Noncontrolling Interests in Consolidated Financial Statements. Prior to the adoption of SFAS 160, this line was referred to as Net income (loss).

CDC Corporation
Unaudited Consolidated Statement of Cash Flows
(Amounts in thousands of U.S. dollars)

	Three Months Ended March 31,
	2008	2009
OPERATING ACTIVITIES:
Net (loss) income in consolidated subsidiaries	$(11,539)	$7,714
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Loss (gain) on disposal/write-off of PPE net of Cash	34	(13)
Loss (gain) on disposal of available-for-sale securities	6	616
Loss (gain) on disposal of cost investments	(12)	—
Loss (gain) on purchase of convertible notes	—	(3,960)
Bad debt expense	42	292
Amortization of intangible assets	6,285	7,168
Depreciation expense	2,084	1,824
Impairment of available for sale securities	51	—
Stock compensation expenses	1,643	1,023
Deferred income tax provision	66	3,848
Unrealized exchange rate (gain) loss	—	396
Amortization of debt issuance costs and debt discount on convertible notes	490	2,931
Fair market value adjustment of derivative instruments	2,319	(15,956)
Interest income received on restricted cash	—	(31)
Changes in operating assets and liabilities:
Accounts receivable	7,151	4,599
Deposits, prepayments and other receivables	(2,704)	(393)
Other assets	(1,181)	(274)
Accounts payable	(3,030)	2,451
Accrued liabilities	(300)	(6,610)
Deferred revenue	3,878	(2,640)
Income tax payable	(805)	(1,001)
Other liabilities	803	161

Net cash provided by operating activities	5,281	2,145

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	(3,623)	—
Purchases of property, plant and equipment	(290)	(623)
Payment for capitalized software	(2,899)	(892)
Disposal (acquisition) of cost method investees	—	(828)
Loans to and/or investment in franchise partners	—	(38)
Proceeds from disposal of available-for-sale securities	33,319	15,094
Decrease (increase) in restricted cash	—	7
Other	85	—

Net Cash provided (used) in investing activities	26,592	12,720

FINANCING ACTIVITIES:
Proceeds from bank loans	—	226
Repayment of bank loans	(21,783)	(2,880)
Repayment of convertible notes	—	(62,540)
Purchase of China.com shares by CDC Corporation	—	376
Purchases of treasury stock	—	(962)
Dividend distribution	—	(10,665)
Other	119	—

Net cash used in financing activities	(21,664)	(76,445)

Effect of exchange differences on cash	1,193	(327)

Net increase (decrease) in cash and cash equivalents	11,402	(61,907)
Cash and cash equivalents at beginning of year	145,346	165,693

Cash and cash equivalents at end of year	$156,748	$103,786

CDC Corporation
Unaudited Reconciliation From GAAP Results to Non GAAP Cash
(Amounts in thousands of U.S. dollars)

(a) Non GAAP Cash and Cash Equivalents Reconciliation	March 31, 2009
Cash	$103,786
Add restricted cash	4,260
Add available for sale securities – current	17,165
Add available for sale securities – long-term	12,599

Non GAAP cash and cash equivalents	$137,810

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
Three Months Ended March 31, 2008
(Amounts in thousands of U.S. dollars)

	CDC Software	CDC Global Services	CDC Games	China.com	Corporate	Consolidated
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$1,238	$(2,460)	$(557)	$(1,608)	$(4,422)	$(7,809)
Add back restructuring and other charges	101	2,228	94	—	(2,157)	266
Add back depreciation expense	1,114	130	798	73	(128)	1,987
Add back amortization expense	1,607	1,143	269	—	244	3,263
Add back amortization expense included in cost of revenue	3,258	—	1,226	—	—	4,484
Add back stock compensation expenses	344	74	—	352	820	1,590
Add back unrealized exchange rate (gain) loss	506	—	—	—	(506)	—
Subtract capitalized software credit	(2,899)	—	—	—	—	(2,899)

Adjusted EBITDA from continuing operations	$5,269	$1,115	$1,830	$(1,183)	$(6,149)	$882

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
Three Months Ended March 31, 2009
(Amounts in thousands of U.S. dollars)

	CDC Software	CDC Global Services	CDC Games	China.com	Corporate	Consolidated
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$6,027	$(2,203)	$(3,076)	$(890)	$(3,318)	$(3,460)
Add back restructuring and other charges	431	2,099	(24)	—	(1,846)	660
Add back depreciation expense	823	72	774	102	13	1,784
Add back amortization expense	1,259	469	—	—	239	1,967
Add back amortization expense included in cost of revenue	3,892	5	1,304	—	—	5,201
Add back stock compensation expenses	181	219	108	257	239	1,004
Add back unrealized exchange rate (gain) loss	228	—	156	12	—	396
Subtract capitalized software credit	(892)	—	—	—	—	(892)

Adjusted EBITDA from continuing operations	$11,949	$661	$(758)	$(519)	$(4,673)	$6,660

CDC Corporation
Unaudited Revenue Details
(Amounts in thousands of U.S. dollars)

	Three Months Ended March 31,
	2008	2009
Segment revenue from external customers:
Software:
Licenses	$11,020	$7,298
Maintenance	25,551	24,198
Consulting services	23,033	18,680
Hardware	857	345

Total Software	60,461	50,521
Global Services:
Licenses	1,261	787
Consulting services	24,976	17,895
Hardware	647	1,148

Total Global Services	26,884	19,830
CDC Games	8,563	6,259
China.com	2,245	2,400

Total consolidated revenue	$98,153	$79,010